Merck & Co., Inc. One Merck Drive P.O. Box 100 Whitehouse Station, NJ 08889-0100

August 3, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Merck & Co., Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 28, 2012

File No. 001-06571

Dear Mr. Rosenberg:

Merck & Co., Inc. (the “Company”) is submitting this letter in response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone from the Staff on July 30, 2012 by John Canan, Senior Vice President Finance – Global Controller, relating to Form 10-K for the fiscal year ended December 31, 2011. For ease of reference, we have repeated your comments prior to our responses.

Notes to Consolidated Financial Statements

5. Acquisitions, Divestitures, Research Collaborations and License Agreements, page 97

1.	Please provide us with proposed disclosure to be included in future periodic reports that clarifies the nature and obligations of your ongoing activities with Fujifilm.

In response to the Staff’s comment, set forth below is the Company’s proposed disclosure (marked to show revisions) to be included in future periodic reports, beginning with the Company’s second quarter Form 10-Q filing:

In March 2011, the Company sold the Merck BioManufacturing Network, a provider of contract manufacturing and development services for the biopharmaceutical industry and wholly owned by Merck, to Fujifilm Corporation (“Fujifilm”). Under the terms of the agreement, Fujifilm purchased all of the equity interests in two Merck subsidiaries which together owned all of the assets of the Merck BioManufacturing Network comprising facilities located in Research Triangle Park, North Carolina and Billingham, United Kingdom. As part of the agreement with Fujifilm, Merck has committed to purchase certain ~~continued~~ development and manufacturing services at fair value from Fujifilm over a three-year period following the closing of the transaction. ~~activities with these two companies.~~ The transaction resulted in a gain of $127 million in the first six months of 2011 reflected in Other (income) expense, net.

17. Taxes on Income, page 137

2.	Please provide us with proposed disclosure to be included in future periodic reports that explains how the foreign rate differential is determined and identify the significant components of this item similar to that provided in your response to our Comment 6. In addition, please provide us with proposed disclosure to be included in future periodic reports that explains why IPR&D impairment charges, amortization of purchase accounting adjustments, arbitration settlement charge and restructuring are appropriately considered tax rate reconciling items similar to that provided in your response to our Comment 7.

In response to the Staff’s comment, set forth below is the Company’s proposed disclosure to be included in future Annual Form 10-K filings:

The foreign earnings tax rate differentials in the tax rate reconciliation primarily reflect the impacts of operations in jurisdictions with different tax rates than the United States, particularly Singapore, Ireland and Bermuda, where the earnings have been indefinitely reinvested, thereby yielding a favorable impact on the effective tax rate as compared with the 35% U.S. statutory rate. The foreign earnings tax rate differential reflected in the reconciliation does not include the impact of IPR&D impairment charges, amortization of purchase accounting adjustments, restructuring costs and the arbitration settlement charge. These items are presented separately as they each represent a significant, separately disclosed pretax cost or charge, and a substantial portion of each of these items relates to jurisdictions with lower tax rates than the United States. Therefore, the impact of recording these expense items in lower tax rate jurisdictions is an unfavorable impact on the effective tax rate as compared to the 35% U.S. statutory rate.

***

In connection with this response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to this letter, please contact the undersigned at (908) 423-2485.

Very truly yours,

/s/ John Canan

John Canan

Senior Vice President Finance – Global Controller